DATARAM

PRESS RELEASE

Dataram Contact:                  Investor Contact:
Mark Maddocks,                    Joe Zappulla
Chief Financial Officer           Wall Street Investor Relations Corp.
609-799-0071                      212-714-2445
info@dataram.com                  JZappulla@WallStreetIR.com

                    Dataram's Board of Directors Approves New
                         500,000 Share Repurchase Program

PRINCETON, N.J. December 4, 2002 -- Dataram Corporation (NASDAQ: DRAM)
Robert V. Tarantino, president and chief executive officer, announced today that its Board of Directors has approved a new Open Market Repurchase Program. The total number of shares authorized for purchase under the plan is 500,000 shares. The shares may be repurchased from time to time either on the Nasdaq National Market or through block purchases. In addition to the new authorization, there are approximately 60,000 shares remaining authorized for purchase from the Company's previously existing share repurchase authorization. The total number of shares of common stock outstanding as of October 31, 2002 was 8,530,319. Tarantino stated the Board of Directors' belief, given the current trading prices of Dataram Common Stock, that such repurchases would be of long term benefit to the remaining shareholders of the Corporation.



ABOUT DATARAM CORPORATION

Dataram Corporation, celebrating its 36th year in the computer industry, is a leading provider of computer memory. The Company offers a specialized line of gigabyte-class memory for entry- to enterprise-level servers, workstations and notebooks from Dell, Fujitsu/Siemens, HP/COMPAQ, IBM, Intel, SGI, Sun and Toshiba. Additional information is available on the Internet at www.dataram.com.



The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, which can be reviewed at http://www.sec.gov.